

April 27, 2011

Eric Stoppenhagen
President
Digipath, Inc.
1328 W. Balboa Blvd. Suite C
Newport Beach, CA 92661

> **Re:** **Digipath, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form 10-12G**
> **Filed March 29, 2011**
> **File No. 000-54239**

Dear Mr. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated February 24, 2011 that the business purpose of this registration is to acquire access to capital and liquidity, even though it appears that you are currently in the development stage. On page 14 you note that Eric Stoppenhagen has served as officers of Trestle Holdings, Trist Holdings, and Catalyst Lighting Group. Please revise your disclosure, where appropriate, to clarify that he was involved with all three companies when they had no or nominal operations and that all three companies have since engaged in reverse mergers to provide private companies with a means of entering the 34 Act report system, if true, and whether he received any benefits from the mergers. Please clarify that despite his prior experience in effecting reverse mergers with private companies, you do not have the same business purpose, if true.

2.   We note your response to comment 12. Please revise your disclosure in the business
        section, if true, to discuss your dependence on a single existing customer, or a few
        existing customers, the loss of any one or more of which would have a material adverse
        effect on your business. Also disclose the name of the customer(s) and its relationship, if
        any, with you if transactions with such customer(s) are made in an aggregate amount
        equal to 10% or more of your consolidated revenues.

Item 1. Business, page 3

Business of Issuer, page 3

3.   We note your response to comment 5 and re-issue the comment. We continue to believe
        that certain of your disclosures here and in the plan of operations and the MD&A sections
        are promotional rather than factual. We note this statement on page 3 for example only,
        "[T]he DigiPath team provides advisory services to ensure…. exceed the return on
        investment goals; minimize any operational inefficiency; and provide a means for your
        firm to stay competitive." Please revise your disclosure throughout the document to
        remove promotional statements or provide reasonable bases for such disclosure.

Plan of Operations, page 4

4.   We note your response to comment 8 and re-issue the comment, in part. Please revise
        your disclosure to discuss the estimated time frame and costs for the "proprietary
        methodology services platform" and "6D Focus Methodology," including the basis for
        such estimates, for each step. Additionally, please clarify if the platform and
        methodology will be available to your competitors.

Intellectual Property, Trade Names, Trademarks and Service Marks, page 6

5.   We note your response to comment 14 of our comment letter dated February 24, 2011.
        Please tell us the status of your trademark application.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 11

6.   You currently disclose on page 4 that you provide services "throughout USA, Canada,
        Europe, Middle East, Asia, Latin America," assists laboratories and pathology practices,
        and advise manufacturers. It is not clear how the noted disclosure applies to your current
        operations based on your disclosure that you have recently commenced earning revenues.
        Please revise to clearly distinguish between services currently provided and potential
        services to be provided, and between types of current clients and potential clients and
        limit your discussion of future services to those you will offer in the immediate future.

7.   We note your disclosure that you commenced earning revenue in January 2011. Please
        expand to discuss the extent and type of such revenues and to further discuss any
        significant trends that have had or that you reasonably expect will have a material impact
        on revenues.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 14

8.   Please revise to clarify your CEO's involvement with Venor, Inc. or advise. Also, you disclose that he has been involved with "Digital Pathalogy" since 2003 providing services to Trestle Holdings and BioImagene. Considering you capitalized the term "Digital Pathology," please clarify if you are using the noted term as a company name. If not, please use lower case to avoid confusion. Considering Trestle Holdings has already engaged in a reverse merger, it is not clear how the noted disclosure is accurate. Please clarify.

9.   Considering Mr. Stoppenhagen is your only employee, please revise to clarify how his experience substantiates your disclosure throughout regarding your expertise and ability to provide advisory services specific to digital pathology.

10.   We note your disclosure on pages 12 and elsewhere that your CEO has voting and investment control over the securities owned by NYX. Please discuss his relationship with NYX that provides him with such control.

Item 13. Financial Statements and Supplementary Data, page 22

11.   We note your response to our prior comment 29 and reissue the comment in part. Please revise to comply with the requirements of development stage entities in ASC 915. Specifically, we note that you have not reported cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the shareholder equity section (ASC 915-210-45-1).

Note 4 – Subsequent Events, page 30

12.   Please revise to provide disclosure regarding the revolving promissory note entered into on February 14, 2011, and the private placement offering on March 23, 2011, or tell us how you determined these items were not required to be disclosed as subsequent events.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Accounting Examiner, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor